SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

EASTERN ACQUISITION CORP.

(Name of Issuer)

ORDINARY SHARES, $0.000128 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

EASTERN ACQUISITION CORP.

c/o Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

November 15, 2012

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS.

Sword Dancer, LLC

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
781,250
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
781,250
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

(14) TYPE OF REPORTING PERSON

OO

Item 1. Security And Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.000128 (“Ordinary Shares”), of Apollo Acquisition Corp., a Cayman Islands Corporation (the “Company”). The principal executive offices of the Company are located at c/o Anslow & Jaclin with address.

Item 2. Identity And Background.

(a)	This Statement is filed by Sword Dancer, LLC (the “Reporting Person”).
(b)	The Reporting Person’s business address is c/o Anslow & Jaclin, 195 Route 9 South, Suite 204, Manalapan, NJ 07726.
(c)	Gregg Jaclin, the managing member of Sword Dancer, LLC, is the President, Chief Executive Officer and Chief Financial Officer of the Company.
(d)	During the past five years, the Reporting Person and its managing members have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, the Reporting Person and its managing members have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a limited liability company organized under the laws of New Jersey. The Reporting Person’s managing member is a citizen of New Jersey.

Item 3. Source And Amount Of Funds Or Other Consideration.

On November 15, 2012, Apollo Acquisition Corporation (the “Company”), Access America Fund, L.P. (the “Seller”), and Sword Dancer, LLC (the “Purchaser”) entered into a Stock Purchase Agreement (the “Agreement”), whereby the Purchaser purchases from the Seller, 781,250 ordinary shares of the Company’s capital stock, par value $0.000128 per share, (the “Shares”), representing approximately 78.3% of the issued and outstanding ordinary shares of the Company, for an aggregate purchase price of $33,334 (the “Purchase Price”).

The foregoing description of the terms of the Exchange Agreement is qualified in its entirety by reference to the provisions of the Exchange Agreement filed as Exhibit 2.1 to this Statement, which is incorporated by reference herein.

Item 4. Purpose Of Transaction.

The Reporting Person intends to review his investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease his respective ownership of Ordinary Shares of capital stock through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition. The review of his investments in the Company by the Reporting Person will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Person regarding its investments in the Company. At the time of filing this Statement, the Reporting Person has no plans to acquire additional shares of Ordinary Shares of the Company in open market ordinary brokerage transactions or in privately negotiated transactions but may engage in such transactions in the future.

As of the date of this Statement, other than the Reporting Person’s and its managing member’s activities as President and Chief Executive officer of the Company and as a member of its Board of Directors and except as described in Item 6 of this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated above.

Item 5. Interest In Securities Of The Issuer.

(a)	The aggregate number of shares of Ordinary Shares that are beneficially owned by the Reporting Person is 781,250, which represents 78.3% of the outstanding Ordinary Shares of capital stock.
(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of Ordinary Shares.
(c)	Other than the acquisition of the shares of Ordinary Shares as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Ordinary Shares of the Company in the past sixty (60) days.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

None.

Item 7. Material To Be Filed As Exhibits.

Exhibit 10.1	Stock Exchange Agreement, dated November 15, 2012, by and among the Company, Apollo Acquisition Corp., a Cayman Islands Corporation (“Apollo”), and the shareholders of Apollo [incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2012]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 26, 2012

Sword Dancer, LLC

By/s/ Gregg Jaclin
Gregg Jaclin, Managing Member